

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 22, 2011

Via E-mail
Mr. Michael E. Reed
Chief Executive Officer
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

>   **Re: GateHouse Media, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 12, 2011**
>   **Form 10-Q for the fiscal quarter ended June 26, 2011**
>   **Filed July 28, 2011**
>   **File No. 001-33091**

Dear Mr. Reed:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 35

1. We note your disclosure in the first paragraph of this section of "[o]ur business and operations are subject to numerous risks, many of which are described below and elsewhere in this report. The risks described below may not be the only risks we face."

Mr. Michael E. Reed
GateHouse Media, Inc.
September 22, 2011
Page 2

All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks. Please also confirm that in future filings you will delete the third sentence of the first paragraph in its entirety. If risks are not deemed material, please do not reference them.

Item 7. Management's Discussion and Analysis of Financial Condition, page 48

Liquidity and Capital Resources, page 56
Compliance with Covenants, page 63

2. We note your disclosure that you currently do not have the ability to draw upon the revolving credit facility portion of the 2007 Credit Facility for any immediate short-term financing needs. In future filings, please include risk factor disclosure if you are not in compliance with a required ratio, covenant, or test or are at risk for not being in compliance. In such a risk factor, please include your existing numbers or ratio compared with the required test or ratio so that investors may assess the risk.

Signatures, page 115

3. Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2) and Signatures.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 11
2010 Director Compensation Table, page 12

4. Please confirm that in future filings you will revise to include the name of each director unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in your "Summary Compensation Table." In this regard, we note that you have limited disclosure in your "Director Compensation Table" to your independent directors excluding Mr. Edens.

Common Stock Ownership of Certain Beneficial Owners and Management, page 17

5. In future filings, for an entity listed as a beneficial owner, such as Fortress Investment Holdings LLC, please provide the natural person with voting or investment control of the entity.

Compensation of Named Executive Officers, page 20
2010 Summary Compensation Table, page 21

6. Please confirm that in future filings you will revise to clarify that the amounts listed in the "Stock Awards" column of the "Summary Compensation Table" have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

7. Please confirm that in future filings you will include a footnote disclosing all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

2010 Discretionary Cash Bonuses, page 22

8. We note your disclosure regarding factors for determining the amount of discretionary annual bonuses. In future filings, please include a general discussion of the criteria applied in regards to the mentioned performance goals or advise. Refer to Item 402(o)(5) of Regulation S-K.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2011

Note (5) Goodwill and Intangible Assets, page 9

9. We note from page 10 of your Quarterly Report on Form 10-Q that an impairment analysis with respect to goodwill and intangible assets was performed during second quarter of fiscal 2011. We also note that during 2011, you continued to experience material declines in its various categories of revenues during both the three and six month periods ended June 26, 2011 as compared to comparable periods of the prior year. Given the continued material decline in your revenue levels during the first half of 2011, please provide us with the results of your impairment analysis with respect to your goodwill and other intangible assets performed during 2011 pursuant to the guidance in ASC 350-20- 35 and ASC 350-30-35. Your response should explain all relevant assumptions used in preparing this impairment analysis and should explain in detail why no impairment charge was determined to be necessary during 2011 with regard to your goodwill and other intangible assets. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief